UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED
(Translation of registrant’s name into English)

Oak House
Hirzel Street
St. Peter Port
Guernsey GY1 2NP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes materials as an exhibit that have been made available in respect of Burford Capital Limited as of July 25 2022.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Standard Form for Notification of Major Holdings of Ameriprise Financial, Inc.

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
GG00BMGYLN96

Issuer Name
BURFORD CAPITAL LIMITED

UK or Non-UK Issuer
Non-UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Ameriprise Financial, Inc.

City of registered office (if applicable)
Minneapolis

Country of registered office (if applicable)
United States

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached
20-Jul-2022

6. Date on which Issuer notified
22-Jul-2022

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.986000	0.000000	4.986000	10921918
Position of previous notification (if applicable)	5.031000	0.000000	5.031000	11020999
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GG00BMGYLN96	0	10921918	0.000000	4.986000
Sub Total 8.A	10921918		4.986000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1
8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2
9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)
Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Ameriprise Financial, Inc. (Chain 1)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Management Investment Advisers, LLC	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc. (Chain 2)		0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Investments UK International Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle (Europe) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle AM (Holdings) Plc	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Group (Holdings) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Group (Management) Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Holdings Limited	0.000000	0.000000	0.000000%
Ameriprise Financial, Inc.	Columbia Threadneedle Management Limited	0.000000	0.000000	0.000000%
10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Columbia Management Investment Advisers, LLC is wholly owned by Ameriprise Financial, Inc.
Columbia Threadneedle Management Limited is wholly owned by Columbia Threadneedle Holdings Limited, which is wholly owned by Columbia Threadneedle Group (Management) Limited, which is wholly owned by Columbia Threadneedle Group (Holdings) Limited, which is wholly owned by Columbia Threadneedle AM (Holdings) Plc, which is wholly owned by Columbia Threadneedle (Europe) Limited, which is wholly owned by Columbia Threadneedle Investments UK International Limited, which is wholly owned by Ameriprise Financial, Inc.

Effective from 4th July 2022, some entities within Ameriprise Financial, Inc. have had their Legal names updated.

These name changes represent the further branding integration of (formerly) BMO Asset Management into Ameriprise Financial, Inc.

Whilst BMO Asset Management legal entity names are changing, the legal status, office address and contact details will remain unchanged. The Company's business remains fundamentally unaffected by this change and all contracts with existing customers will remain unaltered, with corresponding obligations and rights assumed under the new name.

The change is reflected in the chain of control.

●   BMO Global Asset Management (Europe) Ltd changed name to Columbia Threadneedle (Europe) Limited
●   BMO Asset Management (Holdings) plc changed name to Columbia Threadneedle AM (Holdings) Plc
●   BMO AM Group (Holdings) Limited changed name to Columbia Threadneedle Group (Holdings) Limited
●   BMO AM Group (Management) Limited changed name to Columbia Threadneedle Group (Management) Limited
●   BMO AM Holdings Limited changed name to Columbia Threadneedle Holdings Limited
●   BMO Asset Management Limited changed name to Columbia Threadneedle Management Limited

12. Date of Completion
22/07/2022

13. Place Of Completion
Swindon, UK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

	By:	/s/ Mark Klein
		Name:	Mark Klein
		Title:	Chief Administrative Officer and General Counsel

Date: July 25,2022